FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Second Quarter of 2006 dated August 14, 2006	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: August 15, 2006

Exhibit 99.1

Contact for Media and Investors:

Grace Zhao

NetEase.com, Inc.

gracezhao@service.netease.com

Tel: (+8610) 8255-8208

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Announces Second Quarter 2006 Results

—Solid Revenue Growth Across All Service Categories—

(Beijing – August 15, 2006) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2006.

Highlights for Second Quarter 2006

•	Total revenues for the quarter increased 8.6% quarter-over-quarter and 38.0% year-over-year to RMB575.3 million (US$72.0 million);

•	Online game revenues for the quarter grew 7.9% quarter-over-quarter and 41.4% year-over-year to RMB486.0 million (US$60.8 million), primarily attributable to the continued growth in the popularity of Fantasy Westward Journey;

•	Advertising services revenue increased 11.7% quarter-over-quarter and 28.7% year-over-year to RMB68.8 million (US$8.6 million), primarily driven by both the traditional seasonal increase in advertising spending in the second quarter and overall increased advertising expenditures resulting from NetEase’s enhanced website content;

•	U.S. GAAP net profit for the quarter was RMB314.1 million (US$39.3 million), equivalent to US$0.28 (diluted) earnings per American Depositary Share (ADS);

•	Non-GAAP net profit for the second quarter, which is exclusive of non-cash, share-based compensation costs, grew 6.5% quarter-over-quarter and 40.2% year-over-year to RMB340.4 million (US$42.6 million), equivalent to US$0.30 (diluted) earnings per ADS;

•	Fantasy Westward Journey achieved record peak concurrent user number of approximately 1,313,000 during the second quarter;

•	Datang, the Company’s new online 2.5D game which was commercially launched on July 19, 2006, achieved solid results after a period of approximately one and one-half months open beta testing;

•	The internal beta testing of the Company’s next generation online 3D game, Tianxia II, remains on track, and open beta testing is expected to commence by the end of 2006; and

•	Approximately 2.4 million of the Company’s issued and outstanding ADSs were repurchased for an aggregate purchase consideration of US$50.3 million (including transaction costs) in accordance with the share repurchase program announced on May 18, 2006.

William Ding, Chief Executive Officer and Director of NetEase stated, “We experienced another quarter of solid revenue growth driven by sequential growth in all business lines. We intend to bolster the popularity of Fantasy Westward Journey by launching a new expansion pack with rich content updates by the end of 2006. Additionally, for our original and most mature online game, Westward Journey Online II, we are in the process of revamping the game by adding new game playing features, content and artwork and by creating a new game engine in order to spur future usage growth and enhance the overall longevity of the game. We anticipate initiating closed beta testing of this improved version of Westward Journey Online II in early 2007.”

“In addition, we are pleased with the initial results of the launch of our newest online game, Datang. We are confident that we will be able to build on this initial success and to increase the popularity of this game by adding new content and playing features, as well as by signing-up more promotion partners for this game. Moreover, we are on track for the development of Tianxia II and we plan to commence the open beta testing by the end of 2006.”

“In turn, the Company’s growth in advertising revenue benefited from the traditional seasonal increase in advertising spending in the second quarter. Equally importantly, we believe our improved content channels and new services for Internet users continued to widen our audience, which attracted more spending from advertisers.”

Total revenues increased to RMB575.3 million (US$72.0 million) for the second quarter of 2006, representing 8.6% growth from RMB529.8 million (US$66.1 million) for the first quarter of 2006, and 38.0% growth from RMB416.9 million (US$50.4 million) for the second quarter of 2005.

Online game revenues increased to RMB486.0 million (US$60.8 million) for the second quarter of 2006 representing a 7.9% increase over RMB450.6 million (US$56.2 million) for the first quarter of 2006 and a 41.4% increase over RMB343.7 million (US$41.5 million) for the second quarter of 2005.

Revenues from advertising services increased 11.7% to RMB68.8 million (US$8.6 million) from RMB61.6 million (US$7.7 million) for the first quarter of 2006. Advertising services revenues increased 28.7% over RMB53.4 million (US$6.5 million) for the second quarter of 2005.

Revenues from the Company’s wireless value-added services and others increased to RMB20.5 million (US$2.6 million) for the second quarter of 2006, representing an increase of 16.3% over RMB17.6 million (US$2.2 million) for the first quarter of 2006 and an increase of 4.0% from RMB19.7 million (US$2.4 million) for the second quarter of 2005.

GAAP gross profit for the second quarter of 2006 was RMB457.4 million (US$57.2 million). The Company’s non-GAAP gross profit in the second quarter was RMB461.7 million (US$57.8 million), representing an 8.6% increase over the previous quarter’s non-GAAP gross profit of RMB425.3 million

(US$53.0 million), and a 41.3% increase over non-GAAP gross profit of RMB326.8 million (US$39.5 million) for the corresponding period a year ago. The non-GAAP financial measures included in this release exclude the effect of certain non-cash, share based compensation expenses. The reconciliation of GAAP measures with non-GAAP measures for gross profit, operating expenses, net profit and net profit per ADS is set forth in the Company’s unaudited financial information below.

Total GAAP gross margin for the Company for the second quarter of 2006 was 82.8%. Total non-GAAP gross margin for the second quarter was 83.5% compared with non-GAAP gross margin of 83.6% for the preceding quarter and 83.2% for the same period last year.

GAAP gross margin for the online game business for the second quarter of 2006 was 90.7%. Non-GAAP gross margin for the online game business for the second quarter of 2006 was 91.0% compared with non-GAAP gross margin of 90.7% for the preceding quarter and 90.2% for the second quarter of 2005.

GAAP gross margin for the advertising business for the second quarter of 2006 was 49.8%. Non-GAAP gross margin for the online advertising business for the second quarter of 2006 decreased to 53.3% from non-GAAP gross margin of 55.3% for the preceding quarter and 62.1% for the second quarter of 2005, primarily due to an increase in the salaries and other benefits paid to content editors.

GAAP gross margin for the wireless value-added services and others business for the second quarter of 2006 was -2.3%. Non-GAAP gross margin for the wireless value-added services and others business for the second quarter of 2006 was 1.9% compared with non-GAAP gross margin of -7.1% for the preceding quarter and 18.4% for the second quarter of 2005.

Total GAAP operating expenses for the second quarter of 2006 were RMB134.3 million (US$16.8 million). Total non-GAAP operating expenses for the second quarter of 2006 were RMB112.4 million (US$14.1 million), compared with RMB91.9 million (US$11.5 million) for the preceding quarter and RMB80.1 million (US$9.7 million) for the same period last year. The increase in non-GAAP operating expenses in comparison to the preceding quarter was primarily due to a write-off of RMB11.6 million (US$1.4 million) in software cost for the Company’s licensed online 3D game, Fly for Fun. The Company’s management intends to continue modifying this software to improve the game’s stability and playing features before it is commercially launched.

As a result of foreign currency translation from currencies other than the Renminbi into Renminbi in accordance with applicable accounting standards, the Company reported a RMB45,000 (US$6,000) foreign exchange loss in the second quarter of 2006, compared to a foreign exchange loss of RMB2.1 million (US$0.3 million) in the preceding quarter. The decrease in foreign exchange loss was primarily due to a decrease in the Company’s foreign currency denominated cash balance resulting from the Company’s repurchase of certain of its ADSs and, to a lesser extent, due to the stabilization of the exchange rate of Renminbi versus other currencies in the second quarter. No significant foreign exchange losses were reported in the corresponding quarter a year ago.

GAAP net profit for the second quarter totaled RMB314.1 million (US$39.3 million). Non-GAAP net profit for the second quarter totaled RMB340.4 million (US$42.6 million), a 6.5% increase over the previous quarter’s non-GAAP net profit of RMB319.7 million (US$39.9 million) and a 40.2% increase over non-GAAP net profit of RMB242.8 million (US$30.0 million) for the second quarter of 2005. NetEase reported GAAP basic and diluted earnings per ADS of US$0.30 and US$0.28, respectively, which include the impact of approximately US$3.3 million, or US$0.02 per ADS, in non-cash, share-based compensation costs. The Company recorded GAAP basic and diluted earnings per ADS of US$0.23 and US$0.21 for the second quarter of 2005 and US$0.28 and US$0.26 for the first quarter of 2006, respectively.

As of June 30, 2006, the Company’s total cash and time deposit balance was RMB3.6 billion (US$451.8 million), a decrease of 4.1% from RMB3.8 billion (US$469.8 million) at March 31, 2006, primarily due to the utilization of approximately US$50.3 million (including transaction costs) for the repurchase of certain of the Company’s issued and outstanding ADSs. Cash flow generated from operating activities was approximately RMB296.5 million (US$37.1 million), a decrease of 28.1% from the previous quarter’s RMB412.4 million (US$51.4 million) but a 16.1% increase from RMB255.3 million (US$30.8 million) for the second quarter of 2005. The quarter-on-quarter decrease in cash flow generated from operating activities was primarily due to the decrease in accounts payable resulting from the repayment of option proceeds held on behalf by the Company to employees and the seasonal increase in accounts receivable balance in the second quarter of 2006.

During the second quarter of 2006, the Company repurchased approximately 2.4 million ADSs for an aggregate purchase consideration of US$50.3 million (including transaction costs) in accordance with the share repurchase program announced on May 18, 2006. The Company is in the process of canceling these repurchased ADSs, which are recorded as treasury stock in the balance sheet as of June 30, 2006.

Denny Lee, NetEase’s Chief Financial Officer, added, “In addition to our strong revenue and EPS performance for the quarter, we were pleased to have completed a share repurchase that underscores our confidence in the long-term value of our company and returns value back to our shareholders.”

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NetEase’s management uses non-GAAP measures of gross margin, gross profit, operating expenses, net profit and net profit per American Depositary Share, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees under Statement of Financial Accounting Standard 123R, effective from January 1, 2006. The non-GAAP financial measures, by excluding the non-cash, stock-based compensation costs, are provided to enhance the investors’ overall understanding of NetEase’s current financial performance and prospects for the future. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Reconciliations of NetEase’s non-GAAP financial measures to unaudited Consolidated Statements of Operations are set forth at the end of this release.

NetEase’s management believes that excluding the share-based compensation expense from its GAAP financial measures of gross margin, gross profit, operating expenses, net profit and net profit per American Depositary Share are useful for itself and investors, because it makes a more meaningful comparison of

NetEase’s current operating results to those periods prior to the adoption of Statement of Financial Accounting Standard 123R and improves readers’ understanding of NetEase’s performance.

**Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1=RMB7.9943. The percentages stated are calculated based on RMB.**

Conference Call

NetEase’s management team will host a conference call on August 14, 2006, at 9:00PM Eastern Time, corresponding with August 15 at 9:00AM Beijing/Hong Kong time, to present an overview of NetEase’s financial and operational performance. Interested parties may participate in the conference call by dialing 800-967-7184 (international 719-457-2633), 10-15 minutes prior to the initiation of the call, or listen to a live webcast by going to the company’s website at http://corp.netease.com, Investors: Earnings Call. A replay of the call will be available by dialing 888-203-1112 (international 719-457-0820), and entering access code 5287494. The replay will be available through August 28, 2006 at midnight Eastern Time. An archived webcast will be available on the investor relations section of the Company’s website at http://corp.netease.com under Investors: Earnings Call for twelve months.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliates. For the month of June 2006, the NetEase websites had more than 702 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Westward Journey Online II and Fantasy Westward Journey.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*     *     *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

PRESS RELEASE

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2005	June 30, 2006	June 30, 2006
	RMB	RMB	USD (Note 1)
Assets

Current assets:

Cash	1,685,744,081	1,700,210,692	212,677,869
Time deposit	1,691,976,255	1,911,249,034	239,076,471
Accounts receivable, net	69,631,541	96,535,065	12,075,487
Prepayments and other current assets	30,021,448	56,195,663	7,029,467
Deferred tax assets	19,929,499	17,348,300	2,170,084

Total current assets	3,497,302,824	3,781,538,754	473,029,378

Property, equipment and software, net	126,341,533	149,268,568	18,671,875
Other assets	1,341,162	35,431,364	4,432,078

Total assets	3,624,985,519	3,966,238,686	496,133,331

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	28,848,690	59,007,792	7,381,233
Salary and welfare payable	46,438,269	45,656,485	5,711,130
Taxes payable	83,828,862	81,891,610	10,243,750
Deferred revenue	231,670,971	270,837,406	33,878,814
Deferred tax liabilities	3,940,854	3,994,346	499,649
Accrued liabilities	20,751,404	28,888,377	3,613,622

Total current liabilities	415,479,050	490,276,016	61,328,198

Long-term payable:	818,413,108	810,647,370	101,403,171

Total liabilities	1,233,892,158	1,300,923,386	162,731,369

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,263,526,525 shares issued and outstanding as of December 31, 2005, and 3,224,695,300 shares issued and outstanding as of June 30, 2006	2,700,407	2,716,755	339,837
Additional paid-in capital	1,129,733,009	1,198,122,931	149,872,150
Treasury stock	—	(401,741,200)	(50,253,456)
Statutory reserve	135,238,835	135,238,835	16,916,908
Translation adjustments	210,838	—	—
Retained earnings	1,123,210,272	1,730,977,979	216,526,523

Total shareholders’ equity	2,391,093,361	2,665,315,300	333,401,962

Total liabilities and shareholders’ equity	3,624,985,519	3,966,238,686	496,133,331

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	June 30, 2005	March 31, 2006	June 30, 2006	June 30, 2006
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	343,709,567	450,559,604	486,006,106	60,794,079
Advertising services	53,441,219	61,562,176	68,763,795	8,601,603
Wireless value-added services and others	19,727,359	17,633,673	20,507,390	2,565,251

Total revenues	416,878,145	529,755,453	575,277,291	71,960,933

Business taxes	(24,159,422)	(20,761,791)	(22,646,424)	(2,832,822)

Total net revenues	392,718,723	508,993,662	552,630,867	69,128,111

Total cost of revenues	(65,924,447)	(88,160,633)	(95,269,844)	(11,917,222)

Gross profit	326,794,276	420,833,029	457,361,023	57,210,889

Operating expenses:
Selling and marketing expenses	(35,175,606)	(42,999,177)	(44,210,634)	(5,530,270)
General and administrative expenses	(30,312,663)	(39,445,469)	(43,807,041)	(5,479,784)
Research and development expenses	(14,606,721)	(31,024,759)	(46,293,935)	(5,790,868)

Total operating expenses	(80,094,990)	(113,469,405)	(134,311,610)	(16,800,922)

Operating profit	246,699,286	307,363,624	323,049,413	40,409,967

Other income (expenses):
Investment income	433,141	32,067	100,931	12,625
Interest income	12,694,680	22,808,447	24,263,200	3,035,062
Interest expense	—	—	—	—
Other, net	(70,868)	(2,177,007)	(414,399)	(51,837)

Profit before tax	259,756,239	328,027,131	346,999,145	43,405,817

Income tax	(16,957,276)	(34,369,613)	(32,888,956)	(4,114,051)

Net profit	242,798,963	293,657,518	314,110,189	39,291,766

Earnings per share, basic	0.08	0.09	0.10	0.01

Earnings per ADS, basic (Note 2)	1.89	2.25	2.41	0.30

Earnings per share, diluted	0.07	0.08	0.09	0.01

Earnings per ADS, diluted (Note 2)	1.72	2.08	2.23	0.28

Weighted average number of ordinary shares outstanding, basic	3,212,283,531	3,267,392,635	3,254,702,252	3,254,702,252

Weighted average number of ADS outstanding, basic (Note 2)	128,491,341	130,695,705	130,188,090	130,188,090

Weighted average number of ordinary shares outstanding, diluted	3,552,151,228	3,546,376,948	3,537,762,110	3,537,762,110

Weighted average number of ADS outstanding, diluted (Note 2)	142,086,049	141,855,078	141,510,484	141,510,484

The accompanying notes are an integral part of this press release.

NETEASE.COM INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	June 30, 2005	March 31, 2006	June 30, 2006	June 30, 2006
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	242,798,963	293,657,518	314,110,189	39,291,766
Adjustments for:
Depreciation	8,874,584	14,949,734	17,001,040	2,126,645
Share compensation cost	—	25,995,621	26,246,035	3,283,094
Provision for doubtful debts	2,853,672	40,773	407,553	50,980
Amortization of issuance cost of convertible bonds	1,959,973	1,903,873	1,897,029	237,298
Loss on disposal of property and equipment	—	—	526,268	65,830
Write-off of software cost	—	—	11,638,451	1,455,844
Exchange loss	—	2,103,907	44,705	5,592
(Increase) Decrease in accounts receivable	(14,042,757)	7,811,834	(35,163,684)	(4,398,594)
Increase in prepayments and other current assets	(8,608,671)	(24,248,021)	(5,727,096)	(716,397)
(Increase) Decrease in deferred tax assets	5,438,461	(1,028,906)	3,610,105	451,585
Increase (Decrease) in accounts payable and other liabilities	(826,730)	70,236,516	(62,187,069)	(7,778,925)
Increase in deferred revenue	11,361,961	15,945,773	23,220,662	2,904,652
Increase (Decrease) in salary and welfare payable	4,513,515	(6,327,748)	5,989,995	749,283
Increase (Decrease) in taxes payable	(968,908)	11,251,192	(13,188,444)	(1,649,731)
Increase in deferred tax liabilities	—	7,031	46,461	5,812
Increase in accrued liabilities	1,973,490	116,470	8,024,310	1,003,754

Net cash provided by operating activities	255,327,553	412,415,567	296,496,510	37,088,488

Cash flows from investing activities
Decrease in held-to-maturity investments	82,766,000	—	—	—
Purchase of property, equipment and software	(24,780,204)	(21,793,571)	(34,694,354)	(4,339,886)
Proceeds of disposed property and equipment	—	—	148,076	18,523
(Increase) Decrease in time deposit	1,321,989	(175,096,580)	(44,367,121)	(5,549,844)
Increase in other assets	—	(10,564,836)	(23,525,366)	(2,942,767)

Net cash used in investing activities	59,307,785	(207,454,987)	(102,438,765)	(12,813,974)

Cash flows from financing activities:
Proceed from employees exercising stock options	7,322,802	16,826,137	10,560,050	1,320,947
Increase in treasury stock	—	—	(401,741,200)	(50,253,456)
Decrease in long-term payable	(107,917)	—	(177,256)	(22,173)

Net cash provided by financing activities	7,214,885	16,826,137	(391,358,406)	(48,954,682)

Effect of exchange rate changes on cash held in foreign currencies	—	(7,958,375)	(2,061,070)	(257,817)
Net (decrease) increase in cash	321,850,223	213,828,342	(199,361,731)	(24,937,985)
Cash, beginning of the quarter	2,320,091,838	1,685,744,081	1,899,572,423	237,615,854

Cash, end of the quarter	2,641,942,061	1,899,572,423	1,700,210,692	212,677,869

Supplemental disclosures of cash flow information:
Cash paid during the quarter for income taxes	17,503,129	25,507,306	36,511,672	4,567,213

Cash paid during the quarter for interest	3,230,173	—	—	—

Supplemental schedule of non-cash operating, investing and financing activities:
Net exchange losses	—	2,103,907	44,705	5,592

Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	—	25,995,621	26,246,035	3,283,094

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	June 30, 2005	March 31, 2006	June 30, 2006	June 30, 2006
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	343,709,567	450,559,604	486,006,106	60,794,079
Advertising services	53,441,219	61,562,176	68,763,795	8,601,603
Wireless value-added services and others	19,727,359	17,633,673	20,507,390	2,565,251

Total revenues	416,878,145	529,755,453	575,277,291	71,960,933

Business taxes:
Online game services	(18,904,026)	(14,868,467)	(16,038,201)	(2,006,205)
Advertising services	(4,542,505)	(5,232,785)	(5,844,923)	(731,136)
Wireless value-added services and others	(712,891)	(660,539)	(763,300)	(95,481)

Total business taxes	(24,159,422)	(20,761,791)	(22,646,424)	(2,832,822)

Net revenues:
Online game services	324,805,541	435,691,137	469,967,905	58,787,874
Advertising services	48,898,714	56,329,391	62,918,872	7,870,467
Wireless value-added services and others	19,014,468	16,973,134	19,744,090	2,469,770

Total net revenues	392,718,723	508,993,662	552,630,867	69,128,111

Cost of revenues:
Online game services	(31,875,924)	(41,630,463)	(43,479,571)	(5,438,822)
Advertising services	(18,540,302)	(27,512,062)	(31,587,268)	(3,951,224)
Wireless value-added services and others	(15,508,221)	(19,018,108)	(20,203,005)	(2,527,176)

Total cost of revenues	(65,924,447)	(88,160,633)	(95,269,844)	(11,917,222)

Gross profit (loss) :
Online game services	292,929,617	394,060,674	426,488,334	53,349,052
Advertising services	30,358,412	28,817,329	31,331,604	3,919,243
Wireless value-added services and others	3,506,247	(2,044,974)	(458,915)	(57,406)

Total gross profit	326,794,276	420,833,029	457,361,023	57,210,889

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

RECONCILIATIONS TO UNAUDITED STATEMENTS OF OPERATIONS

NON-GAAP GROSS PROFIT, TOTAL OPERATING EXPENSES, NET PROFIT AND EARNINGS PER SHARE EXCLUDING SHARE-BASED COMPENSATION EXPENSE

	Quarter Ended
	June 30, 2005	March 31, 2006	June 30, 2006	June 30, 2006
	RMB	RMB	RMB	USD (Note 1)
Gross Profit
GAAP gross profit	326,794,276	420,833,029	457,361,023	57,210,889
Add: share-based compensation cost under cost of revenues	—	4,434,511	4,345,487	543,574

Non-GAAP gross profit	326,794,276	425,267,540	461,706,510	57,754,463

Operating expenses
GAAP operating expenses	(80,094,990)	(113,469,405)	(134,311,610)	(16,800,922)
Add: share-based compensation cost

- Selling and marketing expenses	—	5,365,664	5,431,785	679,457
- General and administrative expenses	—	9,364,705	9,521,066	1,190,982
- Research and development expenses	—	6,830,741	6,947,697	869,081

Non-GAAP operating expenses	(80,094,990)	(91,908,295)	(112,411,062)	(14,061,402)

Net profit
GAAP net profit	242,798,963	293,657,518	314,110,189	39,291,766
Add: share-based compensation cost	—	25,995,621	26,246,035	3,283,094

Non-GAAP net profit	242,798,963	319,653,139	340,356,224	42,574,860

Earnings per share, diluted
GAAP earnings per ADS, diluted	1.72	2.08	2.23	0.28
Add: Adjustment for dilutive impact of share based compensation cost	—	0.19	0.19	0.02

Non-GAAP earnings per ADS, diluted	1.72	2.27	2.42	0.30

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.9943 on June 30, 2006 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Effective from March 27, 2006, the Company changed its ADR to ordinary share ratio from one ADR for every 100 ordinary shares to one ADR for every 25 ordinary shares. The basic and diluted earnings per ADR and the basic and diluted weighted average number of ADSs outstanding for the comparative period ended June 30, 2005 have been restated to conform to the current ADR ratio for the period ended June 30, 2006 accordingly.